Exhibit 99.1

Nanox Reaches Agreement with Vaso Corporation to Acquire VasoHealthcare IT, Accelerating U.S. Rollout of AI Solutions

PETACH TIKVA, Israel, Nov. 19, 2025 (GLOBE NEWSWIRE) -- NANO-X IMAGING LTD (“Nanox” or the “Company”, Nasdaq: NNOX), an innovative medical imaging technology company, today announced that the parties have agreed on the terms and conditions pursuant to which Nanox will acquire VasoHealthcare IT Inc. (“VHC IT”) from Vaso Corporation (“Vaso”) (OTCQX: VASO), subject to certain conditions.

This transaction is intended to accelerate deployment of Nanox’s AI solutions across U.S. healthcare facilities and is expected to be executed and completed within a couple of weeks.

VHC IT is a healthcare information technology provider serving hospitals and healthcare providers across the United States, with a team of professionals specializing in healthcare IT implementation. Its capabilities include healthcare systems integration, workflow optimization, data migration, user training, and nationwide go-live support for medical imaging.

Under the terms of the proposed acquisition, VHC IT’s established operational and customer-support infrastructure will be integrated with Nanox.AI’s FDA-cleared AI solutions that analyze routine CT scans for indicators of chronic diseases. This integration, once completed, will enable faster deployment and adoption while reducing time-to-value for healthcare providers. VHC IT team’s, expertise and long-standing customer relationships are expected to support the Company’s U.S. commercial expansion.

Under the terms of the proposed transaction, Nanox will acquire VHC IT for a total consideration of up to $800,000, consisting of a $200,000 cash payment at closing and up to $600,000 in performance-based earnout payments over a period of up to two years, contingent upon revenue retention targets with respect to existing customers.

“As we scale our AI business in the U.S., deployment pace and implementation quality are critical to success,” said Erez Meltzer, CEO and Acting Chairman of Nanox. “Bringing these capabilities in-house will allow us to control the entire customer experience—from software delivery through go-live support. This acquisition will accelerate our ability to onboard new customers quickly and efficiently.”

Dr. Jun Ma, President and Chief Executive Officer of Vaso, said, “We believe that upon its execution, this transaction will be a positive development for our shareholders and will provide a strong future for the VasoHealthcare IT team as part of Nanox.”

About Nanox.AI

Nanox.AI is the deep-learning medical imaging analytics subsidiary of Nanox. Nanox.AI solutions are developed to target highly prevalent chronic and acute diseases affecting large populations around the world. Leveraging AI, Nanox.AI helps clinicians extract valuable and actionable clinical insights from medical imaging that otherwise may go unnoticed, potentially initiating further medical assessment to establish individual preventative care pathways for patients. For more information, please visit www.nanox.vision/ai.

About Nanox

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by bringing a full solution of affordable medical imaging technologies based on advanced AI and proprietary digital X-ray source.

Nanox’s vision encompasses expanding the reach of Nanox technology both within and beyond hospital settings, providing a seamless end-to-end solution from scan to diagnosis, leveraging AI to enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment and maintaining a clinically driven approach. The Nanox ecosystem includes Nanox.ARC – a multi-source digital tomosynthesis system that is cost-effective and user-friendly; Nanox.AI LTD – an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic diseases; Nanox.CLOUD – a cloud-based software platform that manages and stores data collected by Nanox devices, and provides users with tools for in-depth imaging analysis; Nanox.MARKETPLACE – a proprietary decentralized marketplace through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts, and a comprehensive teleradiology services platform. By improving early detection and treatment, Nanox aims to enhance better health outcomes worldwide. For more information, please visit www.nanox.vision.

About Vaso

Vaso Corporation (OTCQX: VASO), headquartered in Plainview, New York, is a diversified organization with three core businesses operating as wholly-owned subsidiaries: VasoHealthcare, the professional sales service arm for GEHealthCare’s diagnostic imaging and ultrasound products; VasoTechnology, an information technology and managed connectivity leader serving customers in healthcare provision and other sectors; and VasoMedical, the designer and manufacturer of proprietary medical devices including Biox series devices and the developer and operator of the ARCS cloud-based SaaS platform.

For additional information, please visit www.vasocorporation.com or contact us at info@vasocorporation.

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the ability to execute and consummate the transaction, the ability to successfully integrate VHC IT following the acquisition as well as to improve deployment speed pace and implementation quality, the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things; and (xii) potential litigation associated with our transactions.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Contacts

Media Contact:

Ben Shannon

ICR Healthcare

NanoxPR@icrinc.com

Investor Contact:

Mike Cavanaugh

ICR Healthcare

mike.cavanaugh@icrhealthcare.com